Free Writing Prospectus
Filed Pursuant to Rule 433(f)
Registration No. 333-136414
HALLMARK FINANCIAL SERVICES, INC.
Free Writing Prospectus Published or Distributed by Media
On August 14, 2006, SNL Interactive, an online publication of SNL Financial LC, published an article concerning Hallmark Financial Services, Inc. (“Hallmark” and, together with its subsidiaries, “we,” “our,” and “us”), the full text of which is reproduced below.
Clarifications and Corrections
The article published by SNL Interactive was not prepared by us or reviewed by us prior to its publication. Neither we nor any other offering participant was aware of the publication of the article prior to August 21, 2006. With the exception of statements attributed directly to Mr. Morrison, the article represents the author’s opinion, which is not endorsed or adopted by us.
We believe that the following information is appropriate to clarify or correct information included in the article:
1.	We have estimated a maximum aggregate offering price for shares of our common stock in the proposed public offering of $80.5 million, including the underwriters’ over-allotment option, solely for the purpose of calculating the registration fee payable to the Securities and Exchange Commission (“SEC”) under the Securities Act of 1933, as amended. This estimate of the maximum aggregate offering price is subject to change.

2.	The quoted statement in the third paragraph of the article commencing with “If you go back a couple years” was intended to refer to the period prior to December 2002.

3.	The allocation of shares proposed to be offered by Hallmark and Newcastle Partners referenced in the fourth paragraph of the article is a preliminary estimate and subject to change. Similarly, the “deal total” referred to in the same paragraph is the estimated maximum aggregate offering price in the proposed public offering of $80.5 million, including the underwriters’ over-allotment option, which has been estimated solely for the purpose of calculating the registration fee payable to the SEC and is subject to change.

4.	We intend to use the net proceeds we receive from the proposed offering substantially to reduce the outstanding principal balance on our revolving credit facility by $15.0 million, to repay the $12.5 million principal on a loan from Newcastle Partners and the balance for working capital and general corporate purposes, some or all of which may be contributed to the capital of our insurance company subsidiaries. Contrary to the reference in the fourth paragraph of the article, we do not have a $25 million credit facility. Also contrary to the last sentence of the fourth paragraph of the article, a portion of the $15.0 million revolving credit facility intended to be repaid from the proceeds of the proposed offering would be characterized as long term debt.

5.	The following statement contained in the sixth paragraph of the article is incorrect: “The investment group reported an 82.1% stake, or mutual beneficial ownership of 87,344,536 shares, in January.” After reflecting the conversion of convertible notes in May 2006 and a one-for-six reverse stock split effected on July 31, 2006, the beneficial ownership of Mr. Schwarz, Newcastle Partners and certain affiliated partnerships (calculated in accordance with regulations promulgated by the SEC) was 14,579,129 shares as of August 1, 2006, representing 82.1% of the outstanding shares of Hallmark common stock as of such date (also calculated in accordance with regulations promulgated by the SEC).

6.	The quotations in the eighth paragraph of the article were intended to reflect the expected continued involvement of Mr. Schwarz in our operations rather than any specific management role or responsibility.

7.	The statement in the twelfth paragraph of the article that we attributed our growth in second quarter revenue to “the recent acquisitions” is incomplete. In our earnings release issued August 14, 2006, we stated, “The increases in total revenues for the three and six months ended June 30, 2006 were primarily attributable to the acquisitions of new operating units in the first quarter of 2006 and the retention of business that was previously retained by third parties.”

8.	In the second sentence of the fourteenth paragraph of the article, the phrase “from $8.8 million earned a year ago” should read “from $8.8 million written a year ago”.
Full Text of SNL Interactive Article
Insurance Underwriter — Strategy
Hallmark Financial to use offering proceeds to pay down debt from acquisitions, CEO says
August 14, 2006 12:13 PM ET
By: Juliana Bush
Hallmark Financial Services, Inc. will use proceeds from its $80.5 million stock offering, organized with its largest shareholder, Newcastle Partners LP, to pay back debt from the recent acquisitions of Aerospace Holdings, LLC and Texas General Agency Inc., newly appointed CEO Mark Morrison told SNL Financial.
Morrison, who recently took over the CEO position from the newly named executive chairman, Mark Schwarz, said the company pursued those two acquisitions as part of an emerging strategic plan to diversify the operations of the Fort Worth, Texas-based insurance underwriter.
“Broadly, we’re looking to be a diversified specialty insurance company, and both of those opportunities did that for us. If you go back a couple years, we were a nonstandard personal auto writer in Texas only. As you start at that point and roll forward with the four acquisitions that have occurred over the past four years, you’ll see diversification into different specialty insurance areas,” Morrison told SNL.
The stock offering is structured so that $35 million worth of shares will be sold by Hallmark Financial, and $35 million will be sold by Newcastle Partners, a Dallas-based private investment firm led by Schwarz. The underwriter’s overallotment option of Newcastle’s shares will nudge the deal total to just over the $80 million mark, Morrison said.
Hallmark plans to use the proceeds to retire a $12.5 million bridge loan from Newcastle Partners and pay down a credit facility with Frost National Bank for $25 million, Morrison said. The company does not plan to use proceeds to pay off its long-term debt.
Morrison said Newcastle will “still carry a significant stake” in Hallmark after the offering. The investment group reported an 82.1% stake, or mutual beneficial ownership of 87,344,536 shares, in January.
Executive management at Hallmark will also change as a result of Schwarz’s decision to vacate the CEO position, according to the Form 8-K filed Aug. 9. Although Schwarz is no longer CEO, he will still be actively involved in leading the company through in his role as executive chairman.
“He’s chairman of the board, and he will still participate in certain operational decisions. Really, his actual involvement in the company will not change with the change in title. He will continue to be as involved as he was before,” Morrison said.
Morrison will relinquish his COO and CFO titles to replace Schwarz as CEO, but he will continue to serve as president.
Jeffrey Passmore will now serve as principal financial officer in addition to his current position as chief accounting officer. His role “has been expanded,” Morrison said, with the company’s accounting and financial functions reporting to him. The company will not have anyone in the CFO position.
According to Hallmark’s Form S-1 filed Aug. 8, Piper Jaffray & Co. will act as sole book-running manager for the offering, and William Blair & Co. LLC, Keefe Bruyette & Woods Inc. and Raymond James & Associates Inc. will act as co-managers.
The company in a release Aug. 14 attributed growth in its second quarter-revenues, which grew to $47.2 million from the $17.8 million reported a year ago, to the recent acquisitions.
“We are now reaping the benefits of the strategic plans we began implementing last year. Our successful 2005 capital plan paved the way for the accretive acquisitions and increased retention of profitable business which are now fueling our success. We look forward to retaining additional premium as we continue to integrate these acquisitions into our operations,” Morrison said in the release.

On Aug. 14, the company reported a second-quarter net loss of $2.8 million, or 18 cents per share, compared to net income of $2.0 million, or 20 cents per share, in the prior year. Net premiums written grew to $45.4 million from $8.8 million earned a year ago, and net premiums earned also rose to $34.3 million from $9.7 million in the year-ago period. Revenues advanced to $47.2 million from $17.8 million a year ago, with expenses also growing year over year, to $51.0 million from $14.8 million.
The company said revenue growth could be mostly attributed to the acquisitions of new operating units in the first quarter of 2006 and the retention of business that was previously retained by third parties.
Forward-Looking Statements
This free writing prospectus contains certain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which are intended to be covered by the safe harbors created thereby. Forward-looking statements include statements which are predictive in nature, which depend upon or refer to future events or conditions, or which include words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate” or similar expressions. These statements include the plans and objectives of our management for future operations, including plans and objectives relating to future growth of our business activities and availability of funds. Statements regarding the following subjects are forward-looking by their nature:
•	our business and growth strategies;

•	our performance goals;

•	our projected financial condition and operating results;

•	our understanding of our competition;

•	industry and market trends;

•	the impact of technology on our products, operations and business;

•	use of the proceeds of this offering; and

•	any other statements or assumptions that are not historical facts.
The forward-looking statements included in this free writing prospectus are based on current expectations that involve numerous risks and uncertainties. Assumptions relating to these forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions, regulatory framework, weather-related events and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the assumptions underlying these forward-looking statements are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that the forward-looking statements included in this free writing prospectus will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved.
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Hallmark has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Hallmark has filed with the SEC for more complete information about Hallmark and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Hallmark, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Piper Jaffray & Co. toll-free at 1-800-333-6000.